Michael H. Bison 617.570.1933 mbison@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

October 7, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	DBV Technologies, S.A.
Registration Statement on Form F-1
Filed September 22, 2014
File No. 333-198870

Dear Mr. Riedler:

This letter is being submitted on behalf of DBV Technologies, S.A. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 submitted on September 22, 2014 (the “Registration Statement”), as set forth in your letter dated October 2, 2014 addressed to Dr. Pierre-Henri Benhamou, Chairman and Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

October 7, 2014

Conditional Advances, page 69

1.	Please refer to prior comment 3 and address the following additional comments:

•

Tell us why it is appropriate to recognize the conditional advances as a financial liability under IAS 32 and IAS 39. Also, tell us why the amount of the conditional advance in excess of the minimum amount repayable, if the project is a failure, is not a forgivable loan under paragraph 10 of IAS 20;

RESPONSE: The Company confirms to the Staff that it has reviewed paragraph 10 of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”), which states that a forgivable loan shall be treated as a government grant only “when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan”. In the case of the conditional advances from OSEO, the total amount of the advance is repayable subject to reduction only in the event OSEO determines the project is not successful. In the case of the third OSEO advance, which is related to the funding of certain formulation, stability studies and preclinical studies of Viaskin Milk, a reduction in the reimbursable amount would occur only in the event OSEO determines the project to be a “partial technical success” or a “technical failure,” which determination is made by OSEO based on its review progress reports provided by the Company describing its performance in comparison to established goals for the program. In the case of the fourth OSEO advance, which is related to the funding of a collaborative project in the field of HDM allergies, a reduction in the reimbursable amount would occur only in the event of a “commercial failure” of the Company which is defined as “a total absence of operations or a significant deterioration of operating conditions.” Importantly, the Company notes that none of the OSEO advances include regulatory milestones or metrics milestones.

As a result, the Company has determined that the conditional advance from OSEO for all periods presented are akin to obtaining a loan at favorable terms and that, if certain conditions are met (such as a technical or commercial failure, as stated above), the loan becomes forgivable. Therefore, the Company considers the conditional advances to represent a financial liability as defined in paragraph 11(a)(i) of IAS 32 Financial Instruments: Presentation, as the Company has a contractual obligation to reimburse such conditional advances by delivering cash to OSEO.

The Company advises the Staff that, at inception and as of the applicable statements of financial position dates presented in the Registration Statement, the Company has concluded that there is no reasonable assurance that the conditions specified above will occur thereby resulting in the loan to become forgivable or in a reduction in the reimbursable amount.

Moreover, the Company believes this determination is reasonable in light of its past experience with OSEO conditional advances. The Company notes that the first two conditional advances received by the Company were repaid by the Company in full in 2011 (for the first OSEO advance) and 2013 (for the second OSEO advance).

October 7, 2014

•

Assuming you can substantiate why accounting under IAS 32 and IAS 39 is appropriate, tell us how the amount of the liability you record represents its fair value, as required by paragraph 43 of IAS 39. Also, explain how the probability of attaining only partial technical or commercial success or having a failure for the underlying project is considered in determining fair value;

RESPONSE: The Company has determined that the discounted amount of the financial liability should be the fair value for measuring the conditional advance as the Company is not able to reliably estimate the timing of repayment and the amount that will be repaid by the Company given the uncertainties around the advancement of the development programs and the determination by OSEO as to whether the project is a partial or total success. As a result, the Company has determined that measuring the financial liability at the nominal amount of the conditional advance, taking into account the effect of the discount, is appropriate under IAS 39 Financial Instruments: Recognition and Measurement paragraph 43.

In measuring the amount of the conditional advance, the Company considered the guidance under paragraph 10A of IAS 20 that applies to loans at favorable terms received from a government agency and measured the amount of the grant to be recognized in “Other income” as the difference between present value at market rate and the cash received. The Company notes that the amount of “Other income” recognized was not material to its net income as of and for any of the applicable statement of financial position dates presented in the Registration Statement, as ultimately the Company believes the amount of grant income to be recognized over the relevant program period should not exceed the amount of accreted interest expense until it becomes reasonably assured that the loan will become forgiven. As noted in our response to comment 3 below, the amount of “Other income” recognized in relation to the conditional advances in application of paragraph 10A of IAS 20 for the years ended December 31, 2013 and 2012 was €21.1 thousand and €15.5 thousand respectively.

•

Tell us why it is appropriate to deem that the project will be a total technical or commercial success, when the conditions for success are not specified in the contract and are subject to the sole discretion of the OSEO; and

RESPONSE: The Company refers the Staff to its response above concerning the determination of “technical success” (in the case of the third OSEO conditional advance) and “commercial failure” (in the case of the fourth OSEO conditional advance). In the case of the third OSEO conditional advance, this assessment is made by OSEO based on its review progress reports provided by the Company describing its performance in comparison to established goals for the program. As of the date of this letter, pre-clinical activities have now been completed, and the Company is about to enter into clinical with a Phase Ib/II trial by the end of the year. Therefore, the Company expects that it will repay the full advance as per contract.

October 7, 2014

In the case of the fourth OSEO conditional advance, this assessment is made by OSEO based on its review of evidence submitted by the Company. Based on the Company’s own assessment of its program progress and financial condition, the Company has concluded that there is no reasonable assurance that the program will be a “commercial failure”, defined as “a total absence of operations or a significant deterioration of operating conditions”, thereby resulting in a reduction in the reimbursable amount.

•

Tell us the “minimum amount” due to OSEO in the event of project failure. Also, tell us the amounts due and timing under the “specified repayment schedule” that are subject to renegotiation for projects deemed to be only a partial success.

RESPONSE: The Company advises the Staff that in the case of the third OSEO conditional advance, in the event of a “technical failure” the minimum amount due to OSEO would be a fixed sum of €256,000 and in the event of a “partial technical success” an alternative payment schedule may be established by mutual agreement (otherwise the full amount would be due). The Company advises the Staff that in the case of the fourth OSEO conditional advance, in the event of a characterized “commercial failure”, the Company would not be required to reimburse any sum. At the end of a 10-year period after the last payment was received from OSEO, any remaining loan amount would become forgiven. The Company will revise the disclosure on page 78 of the Registration Statement to clarify the conditions as follows:

“OSEO advance: In 2011, we obtained a conditional advance by OSEO for a total amount of €640,000 to finance the development of our programs to treat CMPA. This amount has been fully received, with a first payment of €256,000 in December 2011, a second payment of €256,000 in June 2013 and remaining €128,000 balance paid in January 2014. If the program is deemed to be technically or commercially successful, as determined by OSEO in its sole and subjective discretion it will be repaid in 16 quarterly instalments defined as follows: four payments of €64,000 starting on September 30, 2014, then 12 payments of €32,000 starting on September 30, 2015, until June 30, 2018. If this project is deemed to be a technical ~~or commercial~~ failure, we will still be obligated to repay OSEO the amount of €256,000.

OSEO advance: In 2013, we obtained a conditional advance by OSEO for a total amount of €3.2 million in the context of a research and clinical development collaborative project in the field of HDM allergies in young children. We refer to this development program as the ImmunaVia project. €903,500 was received in April 2013, €903,500 is expected to be received in October 2014, €918,000 is expected in October 2015 and €481,162 is expected in April 2018. ~~If the program is deemed to be technically or commercially successful~~ Unless OSEO deems the Company to be a commercial failure, we will reimburse €400,000 no later than June 30, 2021, €800,000 no later than June 30, 2022, €1.1 million no later than June 30, 2023 and €1.5 million no later than June 30, 2024. In addition, we received from OSEO a total of €1,919,056 in the form of a non-refundable subsidy.”

Notes to Financial Statements

Note 3: Accounting Principles

3.1 Intangible Assets, page F-10

2.	Please revise your disclosure regarding the potential capitalization as internally-developed intangible assets in your research and development expenses section to clarify that only development expenses may be capitalized, as stipulated in paragraph 57 of IAS 38. Otherwise, please tell us how your policy complies with IFRS.

October 7, 2014

RESPONSE: In response to the Staff’s comment, the Company will revise the disclosure on page F-10 of the Registration Statement to clarify that only development expenses may be capitalized as follows:

“3.1 Intangible Assets

In application of the provisions in IAS 38 Intangible Assets (“IAS 38”), intangible assets acquired are posted as assets on the statement of financial position at their acquisition cost.

Research and Development Expenses

Research expenses are recorded in the financial statements as expenses.

In accordance with IAS 38, ~~research~~ development expenses are recorded in the financial statements as intangible assets only if all the following criteria are met:

(a) technical feasibility necessary for the completion of the development project;

(b) intention on the part of the Company to complete the project and to utilize it;

(c) capacity to utilize the intangible asset;

(d) proof of the probability of future economic benefits associated with the asset;

(e) availability of the technical, financial, and other resources for completing the project; and

(f) reliable evaluation of the development expenses.

Because of the risks and uncertainties related to regulatory authorizations and to the research and development process, the Company believes that the six criteria stipulated by IAS 38 are only fulfilled once the Marketing Authorization has been obtained.”

Note 11: Financial Liabilities, page F-22

3.	Please disclose the discount rates applied to each conditional advance presented in the table on page F-23. Also, explain the factors underlying the difference between funding for the Fourth OSEO Advance of €3,206,162 and related repayments €3,750,000.

October 7, 2014

RESPONSE: In response to the Staff’s comment, the Company will revise the disclosure on page F-23 of the Registration Statement to add the range of discount rates applied to each conditional advance as follows:

	2nd OSEO advance	3rd OSEO advance	4th OSEO advance	COFACE	Total
Opening Balance Sheet Debt as of 1/1/2012	450,713	246,238	—	122,501	819,452
+ receipts	—	—	—	—	—
—repayments	(200,000)	—	—	—	(200,000)
+/- other transactions	6,701	3,661	—	4,251	14,613

Opening Balance Sheet Debt as of 12/31/2012	257,414	249,899	—	126,752	634,065
Of which:
Non-current portion Current portion					376,651 257,414
+ receipts	—	256,000	903,500	—	1,159,500
—repayments	(260,000)	—	—	—	(260,000)
+/- other transactions	2,586	(1,579)	(111,047)	19,300	(90,740)

Balance Sheet Debt as of 12/31/2013	—	504,320	792,453	146,052	1,442,825

Of which:

Non-current portion					1,316,533
Current portion					126,292
Stated interest rate	None	None	2.05%	None

Discount rate	1.2%-2.5%	0.4%-1.9%	1.5%-1.8%	4.25%

Maturity (in years)	2-4	1-4	8-10	—

The Company respectfully notes to the Staff that the discount rate applied to each tranche varies depending on the maturity as follows:

2nd OSEO advance: between 1.2% and 2.50% for a maturity between 2 and 4 years

3rd OSEO advance: between 0.40% and 1.90% for a maturity between 1 and 4 years

4th OSEO advance (i.e. related to the ImmunaVia development program): between 1.50% and 1.80% for a maturity between 8 and 10 years.

COFACE advance: 4.25%.

As noted in our response to comment 1 above, the amount of “Other income” recognized in relation to the conditional advances for the years ended December 31, 2013 and 2012 was €21.1 thousand and €15.5 thousand respectively. Although the discount rates applied as per the revised table above may be considered as more favorable than market conditions, the Company respectfully advises the Staff that, based on the amounts and maturities of each advance, the sensitivity of the Company’s results of operations to the discount rate is very low. As an illustration, the Company has performed a sensitivity analysis and concluded that using a significantly higher discount rate (e.g. 20.0%) would not result in a

October 7, 2014

material impact on its results of operations for any of the years presented (although it would have resulted in an increase in “Other income” and an increase in “Financial expenses” related to the larger interest accretion).

In response to the Staff’s comment, the Company respectfully advises the Staff that the difference between the funding of €3,206,162 (of which only €903,500 has been recognized originally as a financial liability in 2013 as disclosed in the table on page F-23 of the Registration Statement) and the related repayments of €3,750,000 relates to the fact that the Fourth OSEO Advance bears interest at 2.05% over a maturity of 8 to 10 years depending on the repayment schedule. The Company proposes to revise the disclosure on page F-24 of the Registration Statement as follows:

“Fourth OSEO Advance

In 2013, OSEO has provided assistance in the form of conditional advances €3,206,162 to DBV Technologies as part of a collaborative research and clinical development in mite allergy in young children. ImmunaVia the program will be funded according to the following schedule, subject to the progress of the program:

• €903,500 paid in April 2013;

• €903,500 in October 2014;

• €918,000 in October 2015;

• €481,162 in April 2018.

Such conditional advance bears interest at an annual rate of 2.05%. In case of technical or commercial success of the project, the repayment schedule, for a total amount of €3,750,000 (including interest), is as follows:

• €400,000 on or before June 30, 2021;

• €800,000 on or before June 30, 2022;

• €1,100,000 no later than June 30, 2023;

• €1,450,000 no later than June 30,2024.”

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

cc:	Dr. Pierre-Henri Benhamou, DBV Technologies, S.A.

David Schilansky, DBV Technologies, S.A.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Qing Nian, Esq., Goodwin Procter LLP